SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 19, 2002

THE GOODYEAR TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1144 East Market Street, Akron, Ohio	44316-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 796-2121

Item 5. Other Events

On September 19, 2002, Goodyear purchased approximately 15.2% of the outstanding shares of common stock of Goodyear Lastikleri T.A.S. from Koc Holding A.S. and certain of its affiliates (the "Koc Parties") for $15,949,083 in cash. In a related transaction, on September 19, 2002, Goodyear sold 693,740 shares of its common stock, without par value, to the Koc Parties for an aggregate cash consideration of $15,949,083. Registration under the Securities Act of 1933 (the "Act") was not effected with respect to the transaction described in the immediately preceding sentence in reliance upon the exemptions from registration in Section 4(2) and Rule 506 of Regulation D of the Act.


Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: September 20, 2002

By /s/ Robert W. Tieken
_____

Robert W. Tieken
Executive Vice President and
Chief Financial Officer